April 12, 2023

VIA EDGAR

Karl Hiller
Branch Chief
Office of Energy and Transportation
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:    DTE Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 23, 2023
File No. 001-11607

Dear Mr. Hiller:

Set forth below is the response of DTE Energy Company to the comment of the staff of the Securities and Exchange Commission (the “SEC”) contained in its letter to the Company dated April 4, 2023 (the “Comment Letter”). References in this letter to “we” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2022.

For convenience of reference, the SEC staff comment is reprinted in italics and is followed by the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis

Results of Operations, page 30

1.We note your non-GAAP disclosures of Utility Margin on pages 32 and 34, and Non-utility Margin on pages 36 and 38, within the tabulations and associated segment results of operations discussions, and we see that you have disclosure in the third paragraph on page 31, identifying operating income as the most comparable GAAP measure.

However, you have not provided any discussion and analysis of this GAAP measure that would be comparable to that provided for the non-GAAP margin measures.

We understand that your non-GAAP margin measures generally represent segment revenues less fuel, purchased power, and gas expenses, and exclude certain amounts that would be attributable to a GAAP measure of cost of revenue, such as the allocable amounts of operation and maintenance expense and depreciation and amortization, as would be reflected in a GAAP measure of gross margin.

We believe that you should identify gross margin as the most directly comparable GAAP measure in providing the disclosures required by Item 10e(1)(i)(A) and Item 10e(1)(i)(B) of regulation S-K. Your disclosures should include a discussion and analysis of the changes in gross margin, comparable to that provided for changes in your non-GAAP measures of Utility Margin and Non-utility Margin.

Please refer to the guidance in the answers to Questions 102.10(a) and 102.10(b) of our Compliance and Disclosure Interpretations (C&DIs) for Non-GAAP measures, and submit the revisions that you propose to address the concerns outlined above, utilizing gross margin as the most directly comparable GAAP measure.

Response:

We acknowledge the SEC staff’s comment and view that for the non-GAAP measures of Utility Margin and Non-utility Margin presented, the most directly comparable GAAP-basis measure is a fully burdened gross margin. For future Form 10-K and 10-Q filings, beginning with the quarter ended March 31, 2023, the Company will remove the non-GAAP measures of Utility Margin and Non-utility Margin.

* * * * *

We believe that the foregoing is fully responsive to the Comment Letter. If you have any questions, concerns, or require clarification on any of the matters addressed herein, please contact Tracy Myrick, Chief Accounting Officer at (313) 235-4846 or tracy.myrick@dteenergy.com.

Very truly yours,

DTE ENERGY COMPANY

/S/ TRACY J. MYRICK
Tracy J. Myrick Chief Accounting Officer
(Duly Authorized Officer)

2